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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/



                            KBK CAPITAL CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  482412 10 3
        _______________________________________________________________
                                (CUSIP Number)

              Patrick J. Butler, Jr., Esq., Phelps Dunbar, L.L.P.
     400 Povdras Street, 30th floor, New Orleans, LA  70130 (504) 584-9298
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 3, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                              (Page 1 of 3 pages)


________________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 482412 10 3                                    PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Simon Commercial Finance, L.L.C.
      72-1323391
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: 00
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Louisiana, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0 shares
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    328,795 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    328,795 shares
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    328,795 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13    11.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON : OO
14
------------------------------------------------------------------------------

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-------------------------------------------------------------------------------
CUSIP No. 482412 10 3             13D                         Page 3 of 3 Pages
===============================================================================

        This Amendment No. 1 is filed on behalf of Sirmon Commercial Finance, L.L.C. ("SCF") for the purpose of amending its Schedule 13D, including the statement attached thereto, originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"). Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 5.   Interest in Securities of the Issuer

        Items 5(a) and 5(b) of the Statement are hereby amended by adding the following paragraph after the last paragraph of such items 5(a) and 5(b):

          On January 3, 2000 (the first business day after December 31, 1999) SCF sold 55,000 of the Deferred Shares to KBK, pursuant to the terms of the Purchase Agreement. The price paid per share was $5.08, for a total purchase price of $279,400. As a result of this transaction, the remaining number of Deferred Shares still owned by SCF is 328,795, which represents 11.22% of the 2,929,857 common shares of KBK outstanding on January 3, 2000. SCF has sole power to direct the disposition of, and shares the power to vote, these remaining Deferred Shares.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Dated:    January 10, 2000

                                        SIRMON COMMERCIAL FINANCE, L.L.C.

                                        By: /s/ JOHNNY J. SIRMON
                                           -------------------------------
                                           Name: Johnny J. Sirmon
                                           Title: Managing Member